N-SAR Item 77.D.  Policies with Respect to Security Investment

     At a meeting held on January 15, 2002, the Board of General New York Municipal Money Market Fund adopted a fundamental policy to invest at least 80% of the Fund's assets in municipal obligations that provide income exempt from federal and New York state personal income taxes.